FOR IMMEDIATE RELEASE

Enterra Energy Trust announces September 2006 distribution of US$0.12

Calgary, Alberta – August 16, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announced today that a cash distribution of US$0.12 per trust unit will be paid on September 15, 2006 in respect of the August 2006 production.  The distribution will be paid in US$ funds to unitholders of record at the close of business August 31, 2006.  The ex-distribution date is August 29, 2006.

In compliance with tax regulations, the 15% withholding tax for non-residents will be applied to distributions paid in 2006.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention on 100% of the distributions during 2006.

About Enterra: Headquartered in Calgary, Enterra Energy Trust is a Canadian-based oil and gas income trust. The Trust acquires, operates and exploits petroleum and natural gas assets in Western Canada, Oklahoma and Wyoming. The Trust pays out a monthly distribution, which is currently US$0.12 per trust unit.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements."  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

For further information please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior Vice President and CFO, Enterra Energy Trust

Telephone: (403) 538-3580

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com